Exhibit (4)b.

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Genesco Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $1.00 per share (“Common Stock”), and our Employees’ Subordinated Convertible Preferred Stock, without nominal or par value (“Employees’ Subordinated Convertible Preferred Stock”).

In this Exhibit (4)b, when we refer to the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Genesco Inc., excluding, unless otherwise expressly stated, our subsidiaries and affiliates.

The following description is a summary of the material terms of our Restated Charter, as amended (the “Charter”), and our Second Amended and Restated Bylaws (the “Bylaws”), as currently in effect. This description is subject to, and qualified in its entirety by reference to, our Charter and our Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit (4)b is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Tennessee Business Corporation Act (“TBCA”), for additional information.

Authorized Capital Stock

The Charter authorizes us to issue capital stock consisting of up to 80,000,000 shares of Common Stock, 5,000,000 shares of Employees' Subordinated Convertible Preferred Stock, 3,705 shares of Cumulative Convertible Preferred Stock, without nominal or par value, 499,610 shares of Subordinated Cumulative Convertible Preference Stock, without nominal or par value, 3,000,000 shares of Subordinated Serial Preferred Stock, without nominal or par value, and 5,000,000 shares of Subordinated Cumulative Preferred Stock, without nominal or par value.

Common Stock

Voting Rights. The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and, if a quorum exists, action on any matter, other than the election of directors and except as otherwise required by our Charter or applicable law, is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Should a nominee to serve as a director that is nominated in an uncontested election fail to receive an affirmative vote of a majority of the votes cast at the meeting at which the nominee is up for election, in person or by proxy, then that nominee, if that individual is an incumbent director, must tender his or her resignation to the chairman of our board of directors following the shareholder vote pursuant to our corporate governance guidelines. Subsequently, the nominating and corporate governance committee of our board of directors will consider the relevant facts and circumstances, including the factors that may have given rise to the resulting shareholder vote and the service and qualifications of the impacted director(s), and recommend to the board of directors within ninety days of the shareholder vote as to whether to accept or reject the resignation of the impacted director(s). Our board of directors will also consider the relevant facts and circumstances when considering whether to accept or reject the nominating and corporate governance committee’s recommendation. Subsequently, we will describe a full explanation of the above process and the decisions regarding the impacted director(s) continued service on the board of directors in a Form 8-K filing with the Securities and Exchange Commission (the“SEC”). Any director who tenders his resignation in the manner described in this paragraph will not participate in any discussion or recommendation related to the above process.

Dividends. After payment, or declaration and setting aside for payment, of the full cumulative dividends for all prior and then current dividend periods on all outstanding shares of our preferred stock (other than our Employees’ Subordinated Convertible Preferred Stock) and after setting aside all stock purchase funds or sinking funds required to be set aside with respect to our preferred stock, cash dividends on our Common Stock may be declared and paid when and as determined by the board of directors, subject to certain restrictions imposed by our Charter and certain other agreements. The holders of our Common Stock are entitled to share equally on a per share basis in any dividends or distributions declared by our board of directors in its discretion from legally available funds, subject to any dividend preferences that may be attributable to our preferred stock. Dividends may be payable in shares of Common Stock.

Liquidation. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied and any liquidation preference on our outstanding preferred stock is paid in full.

Other Rights and Preferences. The holders of our Common Stock do not have any preemptive or similar rights to subscribe for shares of our capital stock. Our Charter does not contain any provisions providing for the redemption of our Common Stock or the conversion of our Common Stock into other securities. All of our outstanding shares of Common Stock are fully paid and non-assessable.

Effect of Issuance of Preferred Stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of our authorized and issued preferred stock or of any series of preferred stock that we may issue in the future. See “Employees’ Subordinated Convertible Preferred Stock” and “Other Preferred Stock” below.

Trading Market for Our Common Stock. Our common stock is listed on the New York Stock Exchange under the symbol “GCO.”

Employees’ Subordinated Convertible Preferred Stock

Voting Rights. The holders of our Employees’ Subordinated Convertible Preferred Stock are entitled to one vote per share on all matters to be voted on by shareholders.

Dividends. The holders of our Employees’ Subordinated Convertible Preferred Stock are not entitled to receive dividends.

Liquidation. In the event of our liquidation, dissolution, or winding up, the holders of Employees' Preferred Stock shall be entitled to be paid from the assets (whether capital or surplus) of the Company, before any payment or distribution shall be made to the holders of the Common Stock, but subject to and after prior payment of the amounts payable with respect to the Cumulative Convertible Preferred Stock, Subordinated Cumulative Convertible Preference Stock, Subordinated Serial Preferred Stock and Subordinated Cumulative Preferred Stock, an amount per share equal to 88 times the average quarterly per share dividend paid on our Common Stock for the previous eight quarters (if any), but in no event less than $30 per share; provided, however, that in the event that the Company shall (i) issue shares of Common Stock as a stock dividend, in a stock split, or otherwise subdivide its outstanding shares of Common Stock; or (ii) combine its outstanding shares of Common Stock into a smaller number of shares, the amount payable shall be based upon the aggregate dividends paid on the Common Stock divided by the number of shares of Common Stock which would have been outstanding had such subdivision or combination not taken place. After payment in full of all amounts payable to the holders of the Employees' Preferred Stock, such shareholders, as such, shall have no right or claim to any of the remaining assets of the Corporation, and the same shall be distributed among the holders of the Common Stock.

Other Rights and Preferences. Holders of our Employees’ Subordinated Convertible Preferred Stock do not have any preemptive or similar rights to subscribe for shares of our capital stock, and Employees’ Subordinated Convertible Preferred Stock are not subject to redemption by the Company. At the option of the holder thereof, each share of Employees' Preferred Stock may be converted into one fully paid and non-assessable share of either (i) the Subordinated Cumulative Preferred Stock, or (ii) Common Stock. Such option to convert may be exercised at any time, provided, however, that in the event that any share of Employees' Preferred Stock shall be issued partly paid, such share shall not be convertible into either Subordinated Cumulative Preferred Stock or Common Stock until it is fully paid. All of our outstanding shares of Employees’ Subordinated Convertible Preferred Stock are fully paid and non-assessable.

Other Preferred Stock

Series of Preferred Stock. Our Charter permits our board of directors to issue our Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences, as the board may designate. Additionally, our Charter permits our board of directors to issue our Subordinated Cumulative Convertible Preference Stock in three separate classes, Subordinated Cumulative Convertible Preference Stock, Series A,

Subordinated Cumulative Convertible Preference Stock, Series B, and Subordinated Cumulative Convertible Preference Stock, Series C.

Rights and Preferences. The Company has the right to redeem shares of Cumulative Convertible Preferred Stock, Subordinated Cumulative Convertible Preference Stock, Subordinated Serial Preferred Stock and Subordinated Cumulative Preferred Stock (collectively, the “Unregistered Preferred Stock”). Each class of our Unregistered Preferred Stock entitles the holder to receive dividends, participate in distributions and to have the benefit of all other rights of holders of such classes of Unregistered Preferred Stock. Voting rights and other terms of our Unregistered Preferred Stock are governed by our Charter.

Certain Anti-Takeover Provisions

General. The provisions of our Charter and Bylaws described in this section may delay or make it difficult to effect acquisitions or changes of control of us that are not approved by our board of directors. We have implemented these provisions to help develop our business in a manner that will foster our long-term growth without the disruptive threat of a takeover that our board of directors believes is not in our best interests or in the best interests of our shareholders.

Prohibition of Certain Transactions with Interested Shareholders. Our Charter provides that, in order to effect certain mergers or other business transactions with a beneficial owner of 10% or more of our voting securities (who we refer to as an “interested shareholder”), the proposed transaction must receive affirmative votes at least equal in number to the sum of the votes entitled to be cast by holders of shares beneficially owned by the interested shareholder plus 67% of the votes entitled to be cast by all other holders of voting stock, voting together as one class. This shareholder approval requirement applies unless:

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the transaction is approved by a majority of directors who are not affiliated with the interested shareholder and who either were directors before such person became an interested shareholder or were chosen by a majority of such directors; or

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certain fair price, form of consideration and procedural requirements are met.

Advance Notice for Shareholder Proposals or Nominations of Directors. Our Bylaws provide that shareholders who want to bring business before an annual meeting of our shareholders or who want to nominate candidates for election as directors at an annual meeting or special meeting at which directors are to be elected must provide timely notice in writing. Subject to any other applicable requirements, only business that has been brought before the annual meeting by or at the direction of the board of directors or by a shareholder who has given timely written notice of an intention to bring that business before the meeting, in proper form, to our corporate secretary, may be conducted at an annual meeting of shareholders. In addition, the nomination of a person for election as a director at a meeting of shareholders can only be made by the board of directors (or an authorized committee of the board) or by a shareholder who has timely complied with the notice provisions set forth in our bylaws. Our Bylaws also specify requirements as to the content of the notice of a shareholder proposal or shareholder nomination of a director. The presiding officer at a shareholders’ meeting has the authority to make determinations in regard to whether a shareholder has complied with the requisite notice provisions.

Board of Directors. The Bylaws provide for a board of directors of not less than five nor more than twenty members, the exact number to be determined from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. The Bylaws provide that directors will be elected to hold office for a term expiring at the next annual meeting of shareholders and until a successor is duly elected and qualified or until his or her earlier resignation or removal. Subject to the provisions of the Charter, the board of directors may fill any vacancy occurring on the board of directors, including any vacancy resulting from an increase in the number of directors or from the resignation or removal of a director. If the directors remaining in office constitute fewer than a quorum, the board of directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

Amendment to Bylaws. The Bylaws provide that the board of directors may amend or repeal the Bylaws, unless (i) the Charter or the TBCA reserves this power exclusively to shareholders or (ii) the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. Shareholders may amend or repeal any bylaw, even though the bylaws may also be amended or repealed by the board of directors. Action by the board of directors with respect to the Bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

Special Meetings of Shareholders. The Bylaws provide that special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the chairman of the Board or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors and shall be called by the chairman of the board of directors or the secretary at the written request of persons holding of record at least 10% of all of the votes entitled to be cast on any issues proposed to be considered at the proposed special meeting.

Tennessee Anti-Takeover Law Provisions

Provisions in Tennessee law could also make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

The Tennessee Business Combination Act. The Tennessee Business Combination Act, or the “Combination Act,” provides that any person who is an affiliate or associate of a “resident domestic corporation,” or the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the then outstanding voting shares of a “resident domestic corporation” is an “interested shareholder.” The Company is currently a resident domestic corporation within the meaning of the Combination Act. For purposes of the Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. Under the Combination Act, an interested shareholder cannot engage in a business combination with a resident domestic corporation unless the combination:

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takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting shares of the resident domestic corporation; and

•	either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Combination Act.

These provisions apply unless one of two events occurs:

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the business combination or the transaction that resulted in the acquiring shareholder becoming an interested shareholder is approved by the board of directors of the resident domestic corporation prior to the date that the acquiring shareholder becomes an interested shareholder of the resident domestic corporation; or

•	the business combination is exempt from the Combination Act because, among other things:

•	in its original charter or original bylaws, the resident domestic corporation expressly elects not to be governed by the Combination Act; or

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the resident corporation enacts a charter amendment or bylaw to remove itself entirely from the Combination Act. This charter or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote.

The Combination Act further provides an exemption from liability for officers and directors of resident corporations who do not approve proposed business combinations or charter or bylaw amendments removing their corporations from the Combination Act’s coverage as long as the officers and directors act with the “good faith belief” that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

We have not adopted a provision in our Charter or Bylaws or any amendment to our Charter or Bylaws removing us from coverage under the Combination Act.

The Tennessee Investor Protection Act. The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance, or the Commissioner, and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to any offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter or articles of incorporation or the applicable corporation statute, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation.

The Tennessee Greenmail Act. The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.

The Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation that has elected to be covered by the Tennessee Control Share Acquisition Act (as we have pursuant to our Bylaws) brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.

The effect of these provisions may make a change of control of the Company more difficult by delaying, deferring or preventing a tender offer or takeover attempt that shareholders might consider to be in their best interest, including those attempts that might result in the payment of a premium over the market price for the Company’s shares.

Limitations on Liability and Indemnification of Officers and Directors

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that the personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.

Our Charter provides that no director shall be liable to us or our shareholders for monetary damages for breach of any fiduciary duty as a director, except to the extent provided by the TBCA. Under the TBCA, this provision relieves our directors from personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

•	any unlawful distributions.

We currently have in effect an executive liability insurance policy which provides coverage for our directors and officers.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our Common Stock and our Employees’ Subordinated Convertible Preferred Stock.